SEMI-ANNUAL REPORT (unaudited)

June 30, 2008

Madison **Strategic Sector Premium Fund (MSP)**

Active Equity Management combined with a Covered Call Option Strategy

Madison
Investment Advisors, Inc.

www.madisonfunds.com

Table of **Contents**

Portfolio **Manager Review**

We at Madison Asset Management LLC are pleased to address the progress of our Fund, the Madison Strategic Sector Premium Fund ("MSP") for the period ending June 30, 2008. Introduced in April of 2005, the Fund continues to pursue its investment objectives by investing in high-quality, large-capitalization common stocks that are, in our view, selling at a reasonable price with respect to their long-term earnings growth rates. Our option-writing strategy has provided a steady income return from option premiums which help achieve our goal of providing enhanced risk-adjusted returns with a secondary objective of long-term capital appreciation.

The general trend for stocks during the first half of 2008 was illustrated by the fate of the widely watched Dow Jones Industrial Average. The index hit its high for this six-month period on the first day of trading in 2008, and its closing low for the first half of the year was on June 27th. For many Americans this may have felt like a straight-line decline, since that's the path of consumer confidence, which sunk steadily to hit a 15-year low by the end of the period. In actuality, the stock market had a major rally during the period, with the S&P 500 rising double-digits between March 10 to May 19, before dropping 10% to end the period.

The source of this high volatility could be pinned to three key problem areas: high commodity prices, with gasoline leading the way; the continuing distress in the housing market; and the related progress of the already well-established credit crisis. The market sunk in March as one of the nation's largest investment banks, Bear Stearns, stumbled into what looked like dissolution, until the Federal Reserve and J.P. Morgan worked out a rescue. This gave hope to many that the credit crisis might have bottomed, but the subsequent rally rolled over in June in the face of surging oil prices, concerns over inflation, and a recognition that credit problems would continue to emerge. Higher energy and ramping inflation at a time when the economy was slowing brought the term "stagflation" back

into circulation. Stagflation is generally a poor environment for stock investors.

The stock decline was broad, hitting domestic stocks of all sizes and even extending to international markets, with the broad international indices also showing double-digit losses. Within the stocks of the S&P 500, only the Energy Sector showed significant upside for the period, as it rose 8.1% over the six months for the period. The Materials Sector was up fractionally, while every other S&P sector was down, with the Financial Sector dropping -30.9% and Consumer Discretionary down -13.9%.

As of June 30, 2008, MSP held 49 common stocks and the Fund's managers wrote options which resulted in $12.5 million in premiums. The Fund generally writes "out-of-the-money" options, and as of June 30, 2008, 74% of MSP's 84 outstanding written (sold) stock options were still "out-of-the-money." This should allow the fund to appreciate in price should our equity positions rally. Late in the first half of 2008, we drew from our line of credit for the first time in the Fund's history. The reason for leveraging the Fund was that increased volatility offered us an opportunity to buy stocks and then write options at very attractive premiums. On June 30th, the Fund had $11.5M outstanding on its line of credit.

We are pleased to report that MSP generated sufficient income in the first half of 2008 to return $0.825 per share to our shareholders in dividends. We did reduce the dividend from $0.45 in the first quarter to $0.375 in the second quarter to reflect a more sustainable dividend rate. At the Fund's traded market price of $13.88 per share on June 30, 2008 our annualized dividend yield was 10.8%.

The Fund's NAV (net asset value per share) decreased $2.16 in the first six months of 2008 from $17.52 to $15.36. This represented an NAV total return of -7.7%, versus -11.9% for the S&P 500 and -5.9% for the CBOE Buy Write ("BXM") Index. At the end of the period, on June 30th, MSP traded at $13.88, a 9.6% discount to its NAV of

$15.36. The total return on a market price basis for the Fund was -5.3%, including the reinvestment of dividends for the first six months of the year. We believe the main reason we were able to outperform the S&P 500 was significant income from the Fund's call writing strategy. The main source for the performance gap with the BXM could be attributed to the fortunes of the underlying stocks. MSP tends to concentrate its holdings in the Consumer, Financial, Technology and Health Care Sectors, all of which were strongly negative for the period, while the S&P 500's Energy Sector, where the Fund has historically been underweighted, was up 8.1% for the period. Secondly, a bifurcated market has hurt results because our "winners" get called away without us fully participating in their upside. Currently, we believe we have a portfolio of high-quality stocks trading at attractive prices on a number of valuation metrics.

From a sector perspective, MSP's largest exposure was in the Consumer Discretionary sector, followed by Financials, Technology and Health Care. We continue to remain absent from the Materials and Utilities Sectors.

Madison Asset Management's stock picking strategy involves seeking a portfolio of common stocks that have favorable "PEG" ratios (price-earnings ratio to growth rate) as well as financial strength and industry leadership. As bottom-up investors, we focus on the fundamental businesses of our companies. Our stock selection philosophy strays away from the "beat the street" objective, as we look for companies that have sustainable competitive advantages, predictable cash flows, solid balance sheets and high-quality management teams. By concentrating on long-term prospects and circumventing the "instant gratification" school of thought, we believe we bring elements of consistency, stability and predictability to our shareholders.

Once we have selected attractive and solid names for the Fund, we employ our option writing strategy. This procedure entails selling calls that are primarily out-of-the-money, meaning that the strike price is higher than the common stock price, so that the Fund can participate in some stock appreciation. By receiving option premiums, the Fund receives a high level of investment income and adds an element of downside protection. In addition, we believe that our concentration in the Consumer Discretionary, Retail, Technology, Medical Health and Pharmaceutical and Financial sectors provides opportunities for larger premiums than those that would come from other

SHARE PRICE AND NAV PERFORMANCE FOR MADISON STRATEGIC SECTOR PREMIUM FUND



PORTFOLIO COMPOSITION AS OF JUNE 30, 2008 FOR MADISON STRATEGIC SECTOR PREMIUM FUND*



*Percent of Total Investments

sectors or from writing index options. Call options may be written over a number of time periods and at differing strike prices in an effort to maximize the protective value to the strategy and spread income evenly throughout the year.

As is usually the case in volatile markets, the market was rife with conflicting signals during the six-month period ended June 30, 2008. On the negative side was a weak economy and increasing inflation. Corporate profits were under pressure, and the Federal Reserve was in the difficult position of facing a slowing economy, which would normally promote lower rates, and serious inflation, which is typically treated with the opposite. On the positive side, valuations of many high-quality companies reached levels we haven't seen for years and interest rates remained low. The slide in consumer confidence and cash flows out of stock funds were both potential contrary-indicators, suggesting that the market might be oversold. By the end of the period, we were more positive about the prospects of our stock portfolio than we have been for a number

of reports, with the recognition that the realization of these prospects may take time.

On the option writing side, the VIX Index spiked upward at the end of 2007 from very low levels. This higher level of volatility has caused option premiums to increase, and we look for this positive trend to continue into the second half of 2008.

TOP TEN STOCK HOLDINGS AS OF JUNE 30, 2008 FOR MADISON STRATEGIC SECTOR PREMIUM FUND

	% of net assets
Google Inc. - CL A.	4.02%
Bed Bath & Beyond Inc.	3.79%
Target Corp.	3.65%
Medtronic Inc.	3.25%
Intuit Inc.	3.19%
Cisco Systems Inc.	3.13%
Affiliated Managers Group.	3.06%
Kohl's Corp.	3.01%
eBay Inc.	2.91%
Capital One Financial Corp.	2.76%

Portfolio of **Investments** | June 30, 2008 | unaudited

Number of Shares		Value
	Common Stocks - 114.6%	
	Consumer Discretionary - 26.7%	
167,200	American Eagle Outfitters, Inc.	$2,278,936
120,000	Bed Bath & Beyond Inc.*	3,372,000
60,500	Best Buy Co, Inc.	2,395,800
61,500	Coach Inc.*	1,776,120
90,000	Home Depot, Inc.	2,107,800
67,000	Kohls Corp.	2,682,680
110,000	Lowe's Cos, Inc.	2,282,500
105,000	Starbucks Corp.*	1,652,700
70,000	Target Corp.	3,254,300
100,000	Williams-Sonoma, Inc.	1,984,000
	Consumer Services - 12.8%	
95,000	eBay Inc.*	2,596,350
56,700	Garmin Ltd.	2,429,028
6,800	Google, Inc-Class A*	3,579,656
103,000	Intuit Inc.*	2,839,710
	Energy - 1.5%	
16,000	Unit Corp.*	1,327,520
	Exchange Traded Funds - 1.7%	
10,000	Midcap SPRD Trust Series 1	1,491,000
	Financials - 23.8%	
30,300	Affiliated Managers Group, Inc.*	2,728,818
47,200	American Express Co.	1,778,024
64,700	Capital One Financial Corp.	2,459,247
90,000	Citigroup, Inc.	1,508,400
55,000	Countrywide Financial Corp.	233,750
23,000	Franklin Resources Inc.	2,107,950
136,300	Marshall & Ilsley Corp.	2,089,479
70,000	Merrill Lynch & Co., Inc.	2,219,700
60,000	Morgan Stanley & Co.	2,164,200
27,600	State Street Corp.	1,766,124
90,000	Wells Fargo & Co.	2,137,500
	Health Care - 20.4%	
50,700	Amgen, Inc.*	2,391,012
25,000	Biogen Idec*	1,397,250
25,000	Genentech Inc.*	1,897,500
56,000	Medtronic Inc.	2,898,000
125,000	Mylan, Inc.*	1,508,750
109,800	Pfizer Inc.	1,918,206
86,000	UnitedHealth Group	2,257,500
35,000	Waters Corp.	2,257,500
24,000	Zimmer Holdings, Inc.	1,633,200

Number of Shares		Value
	Insurance - 0.3%	
40,000	MGIC Investment Corp.	$ 421,200
	Software - 4.0%	
70,000	Check Point Software Technologies Ltd*	1,656,900
100,000	Symantec Corp.*	1,935,000
	Technology - 23.4%	
60,000	Applied Materials, Inc.	1,145,400
120,000	Cisco Systems, Inc.*	2,791,200
100,000	Dell Inc.*	2,188,000
165,000	EMC Corp.	2,423,850
260,000	Flextronics International Ltd.*	2,444,000
75,000	Linear Technology Corp.	2,442,750
30,000	Qualcomm Inc.	1,331,100
90,000	Xilinx Inc.	2,272,500
90,000	Yahoo! Inc.*	1,859,400
60,000	Zebra Technologies Corp.-Class A*	1,958,400
	Total Long-Term Investments (Cost $132,172,605)	102,095,110
	Short-Term Investments - 5.6%	
	US Treasury Note - 1.5% Issued 9/30/2006 at 4.625%, due 9/30/2008. Proceeds at maturity are $1,350,000. (Cost $1,359,137)	1,360,020
	Repurchase Agreement - 4.1% Morgan Stanley and Company issued 6/30/08 at 1.50%, due 7/1/08, collateralized by $3,671,117 in United States Treasury due 2/15/12. Proceeds at maturity are $3,598,150. (Cost $3,598,000).	3,598,000
	Total Investments - 120.2% (Cost $137,129,742)	107,053,130
	Liabilities less cash and other assets - (0.0%)	(16,995)
	Loan Payable - (12.9%)	(11,500,000)
	Total Call Options Written - (7.1%)	(6,306,764)
	Total Put Options Written - (0.2%)	(153,750)
	Net Assets - 100%	$89,075,621

*Non-income producing.

See notes to financial statements.

Contracts (100 shares per contract)	Call Options Written	Expiration Date	Exercise Price	Market Value
100	Affiliated Managers Group, Inc.	September2008	$ 80.00	$148,500
203	Affiliated Managers Group, Inc.	September2008	110.00	41,108
750	American Eagle Outfitters, Inc.	January2009	20.00	30,000
622	American Eagle Outfitters, Inc.	January2009	25.00	6,220
472	American Express Co.	October2008	42.50	89,680
98	Amgen, Inc.	July2008	47.50	8,477
409	Amgen, Inc.	January2009	50.00	126,790
300	Applied Materials, Inc.	July2008	19.00	21,750
300	Applied Materials, Inc.	January2009	20.00	51,750
300	Bed Bath & Beyond, Inc.	August2008	32.50	9,750
900	Bed Bath & Beyond, Inc.	January2009	30.00	243,000
255	Best Buy Co., Inc.	September2008	40.00	75,225
150	Best Buy Co., Inc.	September2008	47.50	9,375
200	Best Buy Co., Inc.	September2008	50.00	7,500
100	Biogen Idec	July2008	65.00	750
50	Biogen Idec	October2008	55.00	24,500
100	Biogen Idec	January2009	60.00	43,500
347	Capital One Financial Corp.	January2009	45.00	150,945
500	Check Point Software Technologies Ltd	July2008	22.50	73,750
200	Check Point Software Technologies Ltd	January2009	22.50	62,000
300	Cisco Systems, Inc.	January2009	25.00	49,350
900	Cisco Systems, Inc.	January2009	27.50	78,300
300	Citigroup, Inc.	September2008	30.00	1,050
371	Coach Inc.	August2008	27.50	108,518
244	Coach Inc.	August2008	30.00	40,260
275	Countrywide Financial Corp.	July2008	7.50	1,375
100	Countrywide Financial Corp.	January2009	5.00	3,750
175	Countrywide Financial Corp.	January2009	7.50	1,225
400	Dell Inc.	January2009	22.50	87,200
300	Dell Inc.	January2009	25.00	36,450
250	eBay Inc.	October2008	27.50	58,500
350	eBay Inc.	October2008	32.50	24,675
250	EMC Corp.	October2008	17.00	12,625
400	EMC Corp.	January2009	15.00	68,000
1,000	EMC Corp.	January2009	17.50	85,000
500	Flextronics International Ltd.	January2009	10.00	51,000
584	Flextronics International Ltd.	January2009	12.50	22,192
230	Franklin Resources, Inc.	October2008	90.00	223,100
367	Garmin, Ltd	October2008	60.00	38,535
250	Genentech Inc.	January2009	70.00	261,250
48	Google, Inc.	September2008	430.00	508,080
20	Google, Inc.	September2008	450.00	178,400
900	Home Depot, Inc.	August2008	27.50	18,900
942	Intuit Inc.	January2009	35.00	51,810
540	Kohl's Corp.	October2008	55.00	21,600
130	Kohl's Corp.	July2008	45.00	3,900

See notes to financial statements.

Contracts (100 shares per contract)	Call Options Written	Expiration Date	Exercise Price	Market Value
500	Linear Technology Corp.	August2008	$ 32.50	$ 80,000
250	Linear Technology Corp.	January2009	30.00	115,000
1,100	Lowe's Cos, Inc.	January2008	27.50	60,500
463	Marshall & Ilsley Corp.	September2008	22.50	10,417
50	Marshall & Ilsley Corp.	January2009	25.00	2,000
307	Marshall & Ilsley Corp.	January2009	30.00	3,838
210	Medtronic Inc.	August2008	47.50	95,550
350	Medtronic Inc.	January2009	50.00	164,500
100	Merrill Lynch & Co, Inc.	July2008	57.50	500
400	Merrill Lynch & Co, Inc.	October2008	45.00	12,600
200	MGIC Investment Corp.	September2008	20.00	1,000
100	MGIC Investment Corp.	January2009	20.00	500
100	Midcap SPDR Trust Series 1	September2008	140.00	130,500
600	Morgan Stanley & Co.	January2009	55.00	27,000
1,137	Mylan, Inc.	January2009	15.00	62,535
300	Qualcomm Inc.	January2009	40.00	228,750
200	Starbucks Corp.	October2008	16.00	28,200
420	Starbucks Corp.	January2009	17.50	55,860
430	Starbucks Corp.	January2009	22.50	12,470
276	State Street Corp.	November2008	75.00	75,900
1,000	Symantec Corp.	January2009	17.50	320,000
100	Target Corp.	July2008	47.50	10,900
600	Target Corp.	January2009	60.00	129,000
160	Unit Corp.	September2008	50.00	533,600
292	UnitedHealth Group	September2008	35.00	6,570
150	Waters Corp.	November2008	55.00	172,500
200	Waters Corp.	November2008	65.00	99,000
600	Wells Fargo & Co.	July2008	27.50	12,000
300	Wells Fargo & Co.	January2009	30.00	28,500
121	Williams-Sonoma, Inc.	August2008	25.00	1,815
879	Williams-Sonoma, Inc.	August2008	27.50	4,395
500	Xilinx Inc.	September2008	22.50	175,000
400	Xilinx Inc.	January2009	25.00	117,000
300	Yahoo! Inc.	July2008	25.00	4,950
600	Yahoo! Inc.	January2009	25.00	86,700
600	Zebra Technologies Corp.	August2008	35.00	54,000
240	Zimmer Holdings, Inc.	January2009	70.00	123,600
	Total Call Options Written (Premiums Received $10,358,373)			$6,306,764
500	Cisco Systems, Inc.	January2009	25.00	153,750
	Total Put Options Written (Premiums Received $137,008)			$153,750
	Total Options Written (Premiums Received $10,495,381)			$6,460,514

See notes to financial statements.

Statement of **Assets and Liabilities** | **June 30, 2008** | unaudited

ASSETS

Investments, at value (Note 2)

Short term investments	$ 4,958,020
Investment securities	102,095,110
Total investments (cost $137,129,742)	107,053,130
Cash	98
Dividends and interest	31,417
Total assets	107,084,645

LIABILITIES

Options written, at value (premiums received of $10,495,381)	6,460,514
Payables	
Loan outstanding	11,500,000
Interest on loan	38,424
Auditor fees	11,750
Independent trustee fees	4,500
Other expenses	(6,164)
Total liabilities	18,009,024

NET ASSETS $89,075,621

Net assets consists of:

Paid in capital	110,738,120
Undistributed net investment income	61,812
Accumulated net realized gain on investments and options transactions	4,317,434
Net unrealized depreciation on investments and options transactions	(26,041,745)
Net Assets	$89,075,621

CAPITAL SHARES ISSUED AND OUTSTANDING

An unlimited number of capital shares authorized, $.01 par value per share (Note 7)	5,798,291

NET ASSETS VALUE PER SHARE $15.36

See notes to financial statements.

Statement of **Operations** | For the six-months ended June 30, 2008 | unaudited

INVESTMENT INCOME (Note 2)	
Interest income	$ 93,523
Dividend income	636,655
Other income	1,195
Total investment income	731,373
EXPENSES (Note 3)	
Investment advisory	420,187
Interest on loan	161,338
Administration	13,133
Fund accounting	13,738
Auditor fees	11,750
Independent trustee fees	9,000
Other	40,415
Total expenses	669,561
NET INVESTMENT INCOME	61,812
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	
Net realized gain on:	
Investments	969,658
Options	6,409,540
Net unrealized appreciation (depreciation) on:	
Investments	(16,590,073)
Options	1,401,766
NET LOSS ON INVESTMENTS AND OPTIONS TRANSACTIONS	(7,809,109)
TOTAL DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(7,747,297)

See notes to financial statements.

Statements of **Changes in Net Assets**

	(unaudited) Six-Months Ended June 30, 2008	Year Ended December 31, 2007
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS		
Net investment income	$ 61,812	$ 1,610,511
Net realized gain on investments and options transactions	7,379,198	9,238,861
Net unrealized depreciation on investments and options transactions	(15,188,307)	(16,268,220)
Total decrease in net assets resulting from operations	(7,747,297)	(5,418,848)
DISTRIBUTION TO SHAREHOLDERS		
From net investment income	-	(1,610,511)
From net capital gains	(4,783,590)	(8,787,412)
Total distributions	(4,783,590)	(10,397,923)
CAPITAL SHARE TRANSACTIONS		
Reinvestment of dividends	--	1,200,283
TOTAL DECREASE IN NET ASSETS	(12,530,887)	(14,616,488)
NET ASSETS		
Beginning of period	$101,606,508	$116,222,996
End of period	$89,075,621	$101,606,508

See notes to financial statements.

Financial **Highlights**

Per Share Operating Performance for One Share Outstanding Throughout the Period

	(unaudited) Six-Months Ended June 30, 2008	Year Ended December 31, 2007	2006	For the Period April 27, 2005[1] through December 31, 2005
Net Asset Value, Beginning of Period	$17.52	$20.25	$19.87	$19.10[2]
Investment Operations				
Net Investment Income	0.01	0.28	0.06	0.03
Net realized and unrealized gain on investments and options transactions	(1.34)	(1.21)	2.12	1.68
Total from investment operations	(1.33)	(0.93)	2.18	1.71
Less distributions from:				
Net investment income	--	(0.28)	(0.06)	(0.03)
Capital gains	(0.83)	(1.52)	(1.74)	(0.87)
Total distributions	(0.83)	(1.80)	(1.80)	(0.90)
Net Asset Value, End of Period	$15.36	$17.52	$20.25	$19.87
Market Value, End of Period	$13.88	$15.53	$20.60	$20.28
Total Investment Return				
Net asset value (%)	-7.71	-5.07	11.61	8.83
Market value (%)	-5.30	-16.85	11.30	5.29
Ratios and Supplemental Data				
Net assets, end of period (thousands)	$89,076	$101,607	$116,223	$111,507
Ratios to Average Net Assets:				
Total expenses, excluding interest expense (%)	1.04[3]	0.98	0.98	0.97[3]
Total expenses, including interest expense (%)	1.37[3]	0.98	0.98	0.97[3]
Net investment income, including interest expense (%)	0.13[3]	1.41	0.33	0.25[3]
Ratios to Average Managed Assets:[4]				
Total expenses, excluding interest expense (%)	0.96[3]	--	--	--
Total expenses, including interest expense (%)	1.27[3]	--	--	--
Net investment income, including interest expense (%)	0.03[3]	--	--	--
Portfolio turnover (%)	17	93	64	49
Senior Indebtedness				
Outstanding balance, end of period (thousands)	11,500	--	--	--
Average outstanding balance during the period (thousands)	7,731	--	--	--
Average fund shares during the period (thousands)	5,798	--	--	--
Average indebtedness per share	1.33	--	--	--
Asset coverage per $1,000 of indebtedness	8,746[5]	--	--	--

[1]Commencement of operations.
[2]Before deduction of offering costs charged to capital.
[3]Annualized.
[4]Managed assets is equal to net assets plus average outstanding leverage.
[5]Calculated by subtracting the Fund's total liabilities (not including borrowings)
from the Fund's total assets and dividing by the total borrowings.

See notes to financial statements.

Notes to **Financial Statements** | June 30, 2008

Note 1 – **Organization.**
Madison Strategic Sector Premium Fund (the "Fund") was organized as a Delaware statutory trust on February 4, 2005. The Fund is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Fund commenced operations on April 27, 2005. The Fund's primary investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation.

The Fund will pursue its investment objectives by investing in a portfolio consisting primarily of common stocks of large and mid-capitalization issuers that are, in the view of the Fund's Investment Advisor, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. There can be no assurance that the Fund will achieve its investment objectives. The Fund's investment objectives are considered fundamental and may not be changed without shareholder approval.

Note 2 – **Significant Accounting Policies.**
(a) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(b) Valuation of Investments
Readily marketable portfolio securities listed on an exchange or traded in the over-the counter market are generally valued at their last reported sale price. If no sales are reported, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Fund's Board of Trustees shall determine in good faith to reflect its fair value. Portfolio securities traded on more than one securities exchange are valued at the last sale price at the close of the exchange representing the principal market for such securities. Debt securities are valued at the last available bid price for such securities or, if such prices are not available, at the mean between the last bid and asked price. Exchange-traded options are valued at the mean of the best bid and best asked prices across all option exchanges.

Short-term debt securities having a remaining maturity of sixty days or less are valued at amortized cost, which approximates market value.

(c) Valuation Measurements
Various inputs are used in determining the value of the Fund's investments and other financial instruments. These inputs are summarized in the three broad levels listed below.

- Level 1: Quoted prices in active markets for identical securities

- Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

- Level 3: Significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund's assets as of June 30, 2008 (unaudited):

Valuation Inputs	Investments in Securities	Other Financial Instruments*
Level 1: Quoted prices	$102,095,110	$(6,460,514)
Level 2: Other significant observable inputs	4,958,020	--
Level 3: Significant unobservable inputs	--	--
Total	$107,053,130	$(6,460,514)

* Consists of call options written.

(d) Investment Transactions and Investment Income
Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the identified cost basis. Dividend income is recorded net of applicable withholding taxes on the ex-dividend date and interest income is recorded on an accrual basis.

(e) Repurchase Agreement
The Fund may invest in repurchase agreements, which are short-term investments in which the Fund acquires ownership of a debt security and the seller agrees to repurchase the security at a future time and specified price. Repurchase agreements are fully collateralized by the underlying debt security. The Fund will make payment for such securities only upon physical delivery or

evidence of book entry transfer to the account of the custodian bank. The seller is required to maintain the value of the underlying security at not less than the repurchase proceeds due the Fund.

Note 3 – **Investment Advisory Agreement and Other Transactions with Affiliates.**

Pursuant to an Investment Advisory Agreement between the Fund and Madison Asset Management, LLC, a wholly-owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), the Advisor, under the supervision of the Fund's Board of Trustees, will provide a continuous investment program for the Fund's portfolio; provide investment research and make and execute recommendations for the purchase and sale of securities; and provide certain facilities and personnel, including officers required for the Fund's administrative management and compensation of all officers and trustees of the Fund who are its affiliate. For these services, the Fund will pay the Advisor a fee, payable monthly, in an amount equal to 0.80% of the Fund's average daily net assets.

Under a separate Services Agreement, effective April 26, 2005, the Advisor provides fund administration services, fund accounting services, and arranges to have all other necessary operational and support services, for a fee, to the Fund. Such services include Transfer Agent, Custodian, Legal, and other operational expenses. These fees are accrued daily and shall not exceed 0.18% of the Fund's average daily net assets. The Advisor assumes responsibility for payment of all expenses greater than 0.18% of average net assets for the first five years of the Fund's operations.

Note 4 – **Federal Income Taxes.**

No provision is made for federal income taxes since it is the intention of the Trust to comply with the provisions of Subchapter M of the internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," on June 29, 2007. The implementation of FIN 48 resulted in no material liability for unrecognized tax benefits and no material change to the beginning net asset value of the fund.

As of and during the six-months ended June 30, 2008, the Fund did not have a liability for any unrecognized tax benefits. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Fund did not incur any interest or penalties.

Information on the tax components of investments, excluding option contracts, as of June 30, 2008 is as follows (unaudited):

Aggregate Cost	$137,229,259
Gross unrealized appreciation	2,702,224
Gross unrealized depreciation	(32,878,353)
Net unrealized depreciation	$(30,176,129)

Net realized gains or losses may differ for financial reporting and tax purposes primarily as a result of the deferral of losses relating to wash sale transactions and post-October transactions.

For the periods ended December 31, 2007 and 2006, the tax character of distributions paid to shareholders was $10,928,820 of ordinary income and $99,103 of long-term capital gains for 2007 and $9,355,192 of ordinary income and $850,070 of long-term capital gains for 2006, respectively. The Fund designates 14.64% of dividends declared from net investment income and short-term capital gains during the year ended December 31, 2007 as qualified income under the Jobs and Growth Tax Relief Reconciliation Act of 2003.

As of June 30, 2008, the components of distributable earnings on a tax basis were as follows:

Undistributable net investment income	$ 61,812
Accumulated net realized gains	4,416,951
Net unrealized depreciation on investments	(26,141,262)
	$(21,662,499)

Note 5 – **Investment Transactions.**

During the six-months ended June 30, 2008, the cost of purchases and proceeds from sales of investments, excluding short-term investments were $42,624,715 and $17,586,350, respectively. No U.S. Government securities were purchased or sold during the period.

Note 6 – **Covered Call Options.**

The Fund will pursue its primary objective by employing an option strategy of writing (selling) covered call options on common stocks. The number of call options the Fund can write (sell) is limited by the amount of equity securities the Fund holds in its portfolio. The Fund will not write (sell) "naked" or uncovered call options. The Fund seeks to produce a high level of current income and gains generated from option writing premiums and, to a lesser extent, from dividends.

An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or "strike" price. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price (in the case of a call) or to pay the exercise price upon delivery of the underlying security (in the case of a put).

There are several risks associated with transactions in options on securities. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

Transactions in option contracts during the six-months ended June 30, 2008 were as follows:

	Number of Contracts	Premiums Received
Options outstanding beginning of period	22,198	$ 6,465,826
Options written	36,500	12,481,513
Options expired	(16,388)	(4,328,346)
Options closed	(6,581)	(2,626,302)
Options assigned	(4,212)	(1,497,310)
Options outstanding end of period	31,517	$10,495,381

Note 7 – **Capital.**
The Fund has an unlimited amount of common shares, $0.01 par value, authorized and 5,798,291 shares issued and outstanding as of June 30, 2008. The Fund did not issue any new shares during the six-months ended June 30, 2008.

In connection with the Fund's dividend reinvestment plan for the years ended December 31, 2007 and 2006, the Fund issued 59,805 and 127,720 shares for a total reinvestment of $1,200,283 and $2,526,145, respectively.

Note 8 – **Indemnifications.**
In the normal course of business, the Fund enters into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is dependent upon claims that may be made against the Fund in the future and, therefore cannot be estimated; however, the risk of material loss from such claims is considered remote.

Note 9 – **Leverage.**
The Fund has a $25 million revolving credit facility with a bank to permit it to leverage its portfolio under favorable market conditions. The interest rate on the outstanding principal amount is equal to the prime rate less 1%. During the six-months ended June 30, 2008, the Fund drew down $15,000,000 on its facility and paid back $3,500,000 before period ended June 30, 2008.

Additional Information. Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940 that from time to time the Fund may purchase shares of its common stock in the open market at prevailing market prices.

This report is sent to shareholders of the Fund for their information. It is not a prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or any securities mentioned in the report. The Fund has an Audit Committee whose charter is available on the Fund's internet site at www.madisonfunds.com. Shareholders may call the Fund at 800-368-3195 to obtain a hard copy of the Audit Committee Charter at no cost.

Forward-Looking Statement Disclosure.
One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information.
The Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolios. Additionally, information regarding how the Fund voted proxies related to portfolio securities, if applicable, during the period ended June 30, 2008 is available to you upon request and free of charge, by writing to Madison Strategic Sector Premium Fund, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies and voting information may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies and voting information within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure.

The Fund files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website. The Fund's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call the Fund at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Discussion of Contract Renewal.

On February 4, 2008, the Trustees considered the renewal of the investment advisory agreement between the Fund and Madison Asset Management, LLC (the "Advisor").

With regard to the *nature, extent and quality of the services to be provided by the Advisor,* the Board reviewed the biographies and tenure of the personnel involved in Fund management, the experience of the Advisor and its affiliates as investment manager to another closed-end investment company with a similar investment strategy, as well as an open-end fund with a similar investment strategy. They recognized the wide array of investment professionals employed by the firm. The Advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with the Fund's investment objectives under various market scenarios. The Trustees also noted their familiarity with the Advisor and its affiliates due to its history of providing advisory services to the Madison Mosaic organization.

The Board also discussed with the Advisor the quality of services provided to the Fund by its transfer agent and custodian.

With regard to the *investment performance of the Fund and the investment advisor,* the Board reviewed current performance information provided in the written Board materials. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices and benchmarks. In particular, the Board recognized that the Fund generated sufficient income in 2007 to return $1.80 per share to its shareholders in dividends by declaring $0.45 per share dividends every quarter. At the Fund's traded market price of $15.53 per share on December 31, 2007, its dividend yield was 11.6%. Dividends during 2007 represented earned net income and long & short term capital gains.

The 2007 distributions did not include any return of capital.

The Board noted that the Fund's NAV (net asset value per share) decreased $2.73 in 2007 from $20.25 to $17.52. This represented an NAV total return of -5.07%, including the reinvestment of dividends. At year end, the Fund traded at $15.53 an 11.4% discount to its NAV of $17.52. The total return on a market price basis for the Fund was -16.85%, including the reinvestment of dividends for the year 2007.

The Board also recognized that, since inception, the Fund has paid a total $4.50 per share in dividends and produced a total cumulative return on NAV of 15.31%, compared to a 26.7% increase for the CBOE Buy Write ("BXM") Index during the same period. The Fund's manager explained to the Board that it believes the Fund lagged the BXM for two primary reasons. First, the Fund predominately invests in high-quality stocks which have been out of favor since the inception of the Fund. However, should investors become more risk adverse, the Advisor believes high-quality stocks and the Fund will outperform. Secondly, a bifurcated market like the one experienced in 2007 negatively impacted the Fund's results. Although the Fund had its fair share of "winners" in 2007, because these stocks moved up so dramatically they were called away from the Fund in accordance with its investment policies and the Fund wasn't able to fully participate in the upside. At the same time, a number of stocks held by the Fund posted significant declines. While writing options on these stocks mitigated some of the decline it wasn't enough to avoid losses on these positions.

The Advisor's stock picking strategy involves seeking a portfolio of common stocks that have favorable "PEG" ratios (price-earnings ratio to growth rate) as well as financial strength and industry leadership. As bottom-up investors, it focuses on the fundamental businesses of companies. As such, the Fund's stock selection philosophy strays away from the "beat the street" objective, as the Advisor looks for companies that have sustainable competitive advantages, predictable cash flows, solid balance sheets and high-quality management teams. By concentrating on long-term prospects and circumventing the "instant gratification" school of thought, the Advisor explained that it believes it brings elements of consistency, stability and predictability to the Fund's shareholders.

A comprehensive discussion of fund performance and market conditions followed. In this regard, the Board noted significant outperformance since the end of 2007, particularly against the BXM. The Fund's portfolio manager explained a variety of factors that had been contributing to advantageous performance since year end and, as of the time of the meeting, the Fund was materially outperforming the broader market indices. He added that market conditions had permitted the Advisor to complete a variety of desired actions in connection with the Fund's portfolio in order to achieve its investment objectives. As such, he believed the Fund was positioned to perform well going forward.

The officers of the Fund discussed with the Board the Advisor's methodology for arriving at the peer groups and indices used for performance comparisons.

With regard to the *costs of the services to be provided and the profits to be realized by the investment advisor and its affiliates* from the relationship with the Fund, the Board reviewed the expense ratios for a variety of other closed-end funds in the Fund's peer group with similar investment objectives. Based on peer group comparisons, the Board recognized that the Fund's costs were low for the quality and extent of services provided.

The Trustees recognized that the Fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure maintained by the Fund (i.e. a single advisory with a cap on administrative expenses until April 26, 2010). As such, the Board focused its attention on the total expense ratios paid by other closed-end funds with similar investment objectives that were established at approximately the same time as the Fund.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities to the Fund in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. With these considerations in mind, the Board recognized that the Advisor provides vastly more services to the Fund than it does for separately managed accounts. The Board also reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreement with the Fund, such compensation generally does not cover all costs due to the cap on administrative expenses. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Advisor from its investment advisory fees earned. For these reasons, the Trustees

recognized that examination of the Fund's total expense ratio compared to those of other closed-end investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Board recognized that the Fund is to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who served as Trust officers, as well as facility costs (rent), could not be supported by fees received from the Fund alone. However, although the Fund represents approximately $100 million out of the approximately $8 billion managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Fund is profitable to the Advisor because such salaries and fixed costs are already paid in whole or in part from revenue generated by management of the remaining assets. The Trustees noted that total Advisor managed assets, including subsidiaries, approximated $10 billion at the time of the meeting. As a result, although the fees paid by the Fund at its present size might not be sufficient to profitably support a stand-alone fund, it is reasonably profitable to the Advisor as part of its larger, diversified organization. In sum, the Trustees recognized that the Fund is important to the Advisor, is managed with the attention given to other firm clients and is not treated as "loss leader."

With regard to the extent to which *economies of scale* would be realized as the Fund grows, the Trustees recognized that, as a closed-end fund, no such economies of scale were anticipated.

After further discussion and analysis and reviewing the totality of the information presented, including the information set forth above and the other information considered by the Board of Trustees as required by applicable law and regulation, the Trustees concluded that the Fund's advisory fee is fair and reasonable for the portfolio and that renewal of its investment advisory and services agreements without change are in the best interests of the Fund and its shareholders.

Dividend Reinvestment **Plan** | June 30, 2008

Unless the registered owner of common shares elects to receive cash by contacting the Plan Administrator, all dividends declared on common shares of the Fund will be automatically reinvested by Computershare Trust Company, Inc. (the "Plan Administrator"), Administrator for shareholders in the Fund's Dividend Reinvestment Plan (the "Plan"), in additional common shares of the Fund. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Plan Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of the Fund for you. If you wish for all dividends declared on your common shares of the Fund to be automatically reinvested pursuant to the Plan, please contact your broker.

The Plan Administrator will open an account for each common shareholder under the Plan in the same name in which such common shareholder's common shares are registered. Whenever the Fund declares a dividend or other distribution (together, a "Dividend") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Administrator for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized common shares from the Fund ("Newly Issued Common Shares") or (ii) by purchase of outstanding common shares on the open market ("Open-Market Purchases") on the New York Stock Exchange or elsewhere. If, on the payment date for any Dividend, the closing market price plus estimated brokerage commission per common share is equal to or greater than the net asset value per common share, the Plan Administrator will invest the Dividend amount in Newly Issued Common Shares on behalf of the participants. The number of Newly Issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the Dividend by the net asset value per common share on the payment date; provided that, if the net asset value is less than or equal to 95% of the closing market value on the payment date, the dollar amount of the Dividend will be divided by 95% of the closing market price per common share on the payment date. If, on the payment date for any Dividend, the net asset value per common share is greater than the closing market value plus estimated brokerage commission, the Plan Administrator will invest the Dividend amount in common shares acquired on behalf of the participants in Open-Market Purchases.

If, before the Plan Administrator has completed its Open-Market Purchases, the market price per common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Administrator may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the Dividend had been paid in Newly Issued Common Shares on the Dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Administrator is unable to invest the full Dividend amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may invest the uninvested portion of the Dividend amount in Newly Issued Common Shares at net asset value per common share at the close of business on the Last Purchase Date provided that, if the net asset value is less than or equal to 95% of the then current market price per common share; the dollar amount of the Dividend will be divided by 95% of the market price on the payment date.

The Plan Administrator maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instruction of the participants.

There will be no brokerage charges with respect to common shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commission incurred in connection with Open-Market Purchases. The automatic reinvestment of Dividends will not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Plan Administrator, Computershare Trust Company, Inc., 250 Royall St., Canton, MA 02021, Phone Number: (781) 575-4523.

Officers

Katherine L. Frank
President

Frank Burgess
Senior Vice President

Ray DiBernardo
Vice President

Jay Sekelsky
Vice President

W. Richard Mason
Secretary, General Counsel & Chief Compliance Officer

Greg Hoppe
Chief Financial Officer & Treasurer

Investment Advisor
Madison Asset Management, LLC.
550 Science Drive
Madison, WI 53711

Administrator
Madison Investment Advisors, Inc.
550 Science Drive
Madison, WI 53711

Custodian
US Bank NA
Milwaukee, Wisconsin

Transfer Agent
Computershare Investor Services, LLC
Canton, Massachusetts

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom, LLP
Chicago, Illinois

Independent Registered Public Accounting Firm
Grant Thornton LLP
Chicago, Illinois

Privacy Principles of Madison Strategic Sector Premium Fund for Shareholders

The Fund is committed to maintaining the privacy of shareholders and to safeguarding its non-public information. The following information is provided to help you understand what personal information the Fund collects, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, the Fund does not receive any nonpublic personal information relating to its shareholders, although certain nonpublic personal information of its shareholders may become available to the Fund. The Fund does not disclose any nonpublic personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Fund restricts access to nonpublic personal information about the shareholders to Madison Asset Management, LLC and Madison Investment Advisors, Inc. employees with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the nonpublic personal information of its shareholders.

Question concerning your shares of Madison Strategic Sector Premium Fund?

- If your shares are held in a Brokerage Account, contact your Broker
- If you have physical possession of your shares in certificate form, contact the Fund's Transfer Agent:
  Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602 781-575-4523

This report is sent to shareholders of Madison Strategic Sector Premium Fund for their information. It is not a Prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or of any securities mentioned in this report.

In August 2008, the Fund submitted a CEO annual certification to the NYSE in which the Fund's principle executive officer certified that she was not aware, as of the date of the certification, of any violation by the Fund of the NYSE's Corporate Governance listing standards. In addition, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related SEC rules, the Fund's principle executive and principle financial officer have made quarterly certifications, including in filings with the SEC on forms N-CSR and N-Q, relating to, among other things, the Fund's disclosure controls and procedures and internal control over financial reporting.



Investment Advisors, Inc.
550 SCIENCE DRIVE
MADISON, WI 53711
1-800-767-0300
www.madisonfunds.com